Exhibit 99(d)

SCHERING-PLOUGH PROVIDES UPDATE ON MANUFACTURING ISSUES
AND FDA INSPECTIONS OF U.S. MANUFACTURING FACILITIES

KENILWORTH, N.J., June 22, 2001 -Schering-Plough Corporation (NYSE: SGP) today reported that the U.S. Food and Drug Administration (FDA) has completed inspections conducted during May and June at the company's manufacturing facilities in Kenilworth and Union, New Jersey, and Las Piedras and Manati, Puerto Rico, and has issued new inspection reports (Form FDA-483), which cited some continuing and some additional deficiencies concerning compliance with current Good Manufacturing Practices (cGMP). Depending on when the Form FDA-483 was received, Schering-Plough has either responded to or is in the process of responding to these observations and is continuing to discuss these matters with FDA. The company cannot predict the outcome of these issues or the timing of any resolution.

These most recent FDA inspections follow general cGMP inspections conducted at the company's New Jersey and Puerto Rico facilities in late 2000 and early 2001. As reported by Schering-Plough on February 15, 2001, FDA had conducted inspections of these facilities and had issued

Form FDA-483s citing cGMP deficiencies, primarily relating to production processes, controls and procedures. In late 2000 and early 2001, the company submitted written responses to FDA's inspection reports.

In the months since FDA's initial inspections of the New Jersey and Puerto Rico facilities, Schering-Plough believes it has moved aggressively and deliberately in an effort to resolve these manufacturing issues. The company also believes that progress has been made, but recognizes that additional work remains to be done.

On May 1, 2001, Schering-Plough submitted to FDA a comprehensive cGMP Work Plan designed to take a broad, systemic approach to all aspects of manufacturing and serve as a blueprint for quality and compliance initiatives.

Also on May 1 and continuing into June, FDA conducted reinspections of the company's New Jersey and Puerto Rico manufacturing facilities, and subsequently issued new inspection reports. Schering-Plough has either responded to or is in the process of responding to these observations.

In its response letter to FDA on one site's observations, the company emphasized that it takes each of the observations very seriously. Schering-Plough noted in its letter that the Form FDA-483 observations are not meant to reflect (because that is not their purpose):

    The major changes that have been made in the entire Schering-Plough corporate structure;
    The substantial resources devoted to keeping the company's cGMP commitments to FDA;
    The large amount of cGMP work being undertaken; and
    The deep resolve of the company to continue this progress until its commitments are fully met.

Schering-Plough believes that the manufacturing issues identified by FDA will be addressed in the cGMP Work Plan now being implemented. The plan encompasses all FDA-regulated manufacturing sites, consolidates all ongoing cGMP actions and addresses six key areas: quality assurance, facilities and equipment, materials management, production, laboratories, and packaging and labeling. The plan covers all product lines and takes a uniform approach to quality, production and maintenance at all FDA-regulated manufacturing sites.

Under this plan, Schering-Plough has undertaken major structural and organizational changes.
A new Worldwide Quality Operations unit has been formed and given the authority and independence to address quality issues throughout the company. This unit is responsible for all quality-related issues, including technology transfer, validation, investigation, change authorization policies and other quality-related procedures, protocols and documentation. The Quality function at all FDA-regulated sites reports directly to this new unit.

In order to address its manufacturing issues, the company is making extensive improvements to its operations, including:

    In quality control and production, some 500 people will be added to strengthen these areas. The company is about half-way to this goal, and has recruited a number of senior level executives from outside the company;
    In the area of equipment requalification and revalidation, the company has recruited highly qualified executives, scientists and consultants to improve revalidation studies and set up a validation review board to oversee the requalification of manufacturing equipment and the revalidation of processes and support systems;
    In certain production areas where appropriate, equipment and manufacturing lines are being upgraded, notably in aerosol production and tablet manufacturing;
    In global quality control, improved electronic document management and laboratory information systems are being installed; and
    A GMP Review Board has been formed, which includes three prominent former FDA officials. This Board is overseeing progress on the company's cGMP compliance efforts and providing periodic reports to FDA.

DISCLOSURE NOTICE: The information in this press release includes certain "forward-looking" statements relating to the company's plans and activities designed to resolve cGMP deficiencies identified by FDA in its inspections of the company's New Jersey and Puerto Rico manufacturing facilities. The resolution of the issues with FDA is subject to substantial risks and uncertainties. Many factors could cause actual results to differ materially from the company's forward-looking statements, including that the timing, scope and duration of a resolution of the manufacturing and cGMP issues will depend on the ability of the company to assure FDA of the quality and reliability of its manufacturing systems and controls, and the extent of remedial and prospective obligations undertaken by the company. Other risk factors include that any failure to meet cGMP can result in delays in the release of products, seizure or recall of products, suspension or revocation of the authority necessary for the production and sale of products, fines and other civil or criminal sanctions. For further details and a discussion of these and other risks and uncertainties, see the company's Securities and Exchange Commission filings, including the company's 2000 annual report on Form 10-K and subsequent quarterly report on Form 10-Q.

Schering-Plough Corporation is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide.